FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2006

000-51643

(Commission File Number)

PIXELPLUS CO., LTD.

(Translation of registrant’s name into English)

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1);  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7);  ☐

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

In June 2006, Pixelplus Co., Ltd. (the “Company”) issued press releases which are furnished as exhibits to this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIXELPLUS CO., LTD.

By:	/s/ Moon Sung Kim
Name:	Moon Sung Kim
Title:	Chief Financial Officer

Date: July 10, 2006

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated June 20, 2006 regarding the schedule of the Company’s FY2006 Q1 results announcement

99.2	Press release dated June 22, 2006 regarding the reporting of the Company’s financial results for fiscal first quarter 2006

99.3	Press release dated June 27, 2006 regarding the announcement of the Company’s 1/11 inch CIF image sensor, one of the industry’s smallest, featured in mobile devices of a leading Japanese mobile phone manufacturer

99.4	Press release dated June 29, 2006 regarding the announcement that the Company fortifies its sales and marketing organization in its subsidiary in China

Exhibit 99.1

Press Release

Pixelplus to Announce FY2006 Q1 Results on June 23, 2006

Tuesday June 20, 2006

SEOUL, South Korea, June 20 /PRNewswire-FirstCall/ — Pixelplus Co., Ltd. (Nasdaq: PXPL - News), a leading fabless semiconductor company in Korea that designs, develops and markets complementary metal oxide semiconductor (“CMOS”) image sensors for various consumer electronics applications, will announce its results for the first quarter of 2006 on Friday, June 23, 2006.

The Company will host a conference call at 6 a.m. on Friday, June 23, 2006, Seoul time, which is 5 p.m. on Thursday, June 22, 2006, New York time.

To obtain dial in details for the call, please contact Taylor Rafferty at the numbers provided below.

About Pixelplus Co., Ltd.

Pixelplus is a South Korea-based developer of high-performance, high- resolution and cost-effective CMOS image sensors for use primarily in mobile camera phones. In addition to mobile phones, Pixelplus provides CMOS image sensors for use in personal computer cameras and surveillance system applications.

As a fabless semiconductor company, Pixelplus is focused on creating proprietary design technologies to develop image sensors with sharp, colorful and enhanced image quality, size efficiency and low power consumption.

Contact:

Shane Y. Hong

Pixelplus Co., Ltd.

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, Republic of Korea

+82-31-600-5300

OR

Taylor Rafferty:

London - Erin Gordon at +44 (0)20 7614 2900

New York - Luis Severiano at +1 212 889 4350

Seoul - Min Kim at +82 (0)2 2000 5753

Tokyo - Yuhau Lin at +81 (0)3 5444 2730

Email pixelplus@taylor-rafferty.com

Source: Pixelplus Co., Ltd.

Exhibit 99.2

Press Release

Pixelplus Reports Financial Results for Fiscal First Quarter 2006

Thursday June 22, 2006

SEOUL, South Korea, June 22 /PRNewswire-FirstCall/ — Pixelplus Co., Ltd. (Nasdaq: PXPL - News), a leading fabless semiconductor company in Korea that designs, develops and markets complementary metal oxide semiconductor (“CMOS”) image sensors for various consumer electronics applications, today announced unaudited financial results for the first quarter of fiscal 2006.

Revenue for the first quarter of fiscal 2006 was US$10.1 million, compared to US$10.6 million in the fourth quarter of fiscal 2005, and US$8.1 million in the first quarter of fiscal 2005.

Net loss in the first quarter of fiscal 2006 was US$2.3 million, or a net loss of US$0.18 per diluted ADS, compared to a net income of US$0.03 million, or a net loss of US$0.07 per diluted ADS, in the fourth quarter of fiscal 2005, and a net loss of US$1.5 million, or a net loss of US$0.36 per diluted ADS, in the first quarter of fiscal 2005. The Company’s net loss in the first quarter of fiscal 2006 is primarily attributed to a foreign exchange loss arising from the declining value of the U.S. dollar versus the Korean won, which negatively affected the U.S. dollar proceeds received from the Company’s IPO in December 2005.

With respect to its fiscal 2005 year end financial results, Pixelplus stated that it recorded revenues of US$42.8 million and net income of US$1.0 million, or a net loss of US$0.18 per diluted ADS, in fiscal 2005.

To stimulate its business operations, the Company effectively reorganized its sales and marketing organization in China to increase sales in China, is working closely with a global leading foundry to manufacture new high quality products and improve and increase production of existing products, and is actively engaging in efforts to develop business in mobile and non-mobile applications with first tier clients in Asia, the United States and Europe.

Gross margin for the first quarter of fiscal 2006 was approximately 26%, compared to approximately 29% in the fourth quarter of fiscal 2005, and approximately 10% in the first quarter of fiscal 2005. To improve and produce more positive figures in the future, the Company is actively engaging and working with its foundry partners to implement long-term strategies to produce higher quality products and increase production yields.

“We learned a valuable lesson from the Company’s corporate developments in the first quarter and are keenly focused on effectively implementing our new business strategies with careful planning and internal control measures with precision,” said S.K. Lee, CEO of Pixelplus. “While we are not pleased with our revenues for the first quarter, the Company views this as a temporary setback to the steady and consistent progress we have made since our establishment. In light of the quarter’s results, we continue to develop our ERP system and seek to capture business opportunities which are aligned with our strengths rooted in our solid customer base and diverse product portfolio. We remain very optimistic about Pixelplus’ prospects for long-term growth and are confident that our performance will be stronger for the remainder of the year.”

Pixelplus will hold an investor conference call at 5:00 PM Thursday, June 22 (New York) / 10:00 PM Thursday, June 22 (London) / 5:00 AM Friday, June 23 (Hong Kong/Singapore) / 6:00 AM Friday, June 23 (Seoul/Tokyo). To access the Pixelplus investor call, please dial one of the following numbers: +1 718 354 1158 (North America) / +44 (0)20 7365 1828 (Europe) / +81 (0)3 3570 8242 (Asia). To obtain replay details for the call, available for a limited time, please contact Taylor Rafferty at the numbers provided below.

About Pixelplus Co., Ltd.

Pixelplus is a South Korea-based developer of high-performance, high-resolution and cost-effective CMOS image sensors for use primarily in mobile camera phones. In addition to mobile phones, Pixelplus provides CMOS image sensors for use in personal computer cameras and surveillance system applications.

As a fabless semiconductor company, Pixelplus is focused on creating proprietary design technologies to develop image sensors with sharp, colorful and enhanced image quality, size efficiency and low power consumption.

Forward Looking Statement

This press release contains certain statements that are not historical in nature but are “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward- looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue” or the negative of such words or other similar words. Pixelplus cautions readers that forward-looking statements are based on the Company’s current expectations, estimates and assumptions about our company and our industry, and are subject to a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Investors are directed to Pixelplus’ reports and documents filed from time to time with the US Securities and Exchange Commission for a description of various factors that should be considered before investing in Pixelplus securities. These factors may cause Pixelplus’ results to differ materially from the forward-looking statements made in this release. The forward-looking statements speak only as of the date of this press release and Pixelplus assumes no duty or obligation to update them to reflect new, changing or unanticipated events or circumstances. The financial results for the first quarter of 2006 contained in this document have not been audited by Pixelplus’ independent registered public accountants.

Contact:

Shane Y. Hong

Pixelplus Co., Ltd.

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, Republic of Korea

+82-31-600-5300

OR

Taylor Rafferty:

London - Erin Gordon at +44 (0)20 7614 2900

New York - Luis Severiano at +1 212 889 4350

Seoul - Min Kim at +82 (0)2 2000 5753

Tokyo - Yuhau Lin at +81 (0)3 5444 2730

Email pixelplus@taylor-rafferty.com

Pixelplus Co., Ltd.

Consolidated Statements of Operations

(In thousands, except per ADS data)

(Unaudited)

	THREE MONTHS ENDED			YEAR ENDED
	Mar. 31, 2006	Dec. 31, 2005	Mar. 31, 2005	Dec. 31, 2005
Revenues	$10,138	$10,616	$8,049	$42,808
Products	8,917	9,965	7,044	39,817
Services	1,221	651	1,005	2,991

Cost of revenues	7,551	7,518	7,253	32,136
Products	7,351	7,354	7,040	31,574
Services	200	164	213	562

Gross profit	2,587	3,098	796	10,672
Operating expenses	3,941	3,178	2,198	10,202
Selling, general and administrative	2,869	2,188	1,259	6,596
Research and development, net of government grants	1,072	990	939	3,606

Income (loss) from operations	(1,354)	(80)	(1,402)	470

Other income (expense)
Interest income (expense), net	140	(148)	(116)	(554)
Foreign exchange gain (loss), net	(880)	120	(173)	200
Others, net	23	40	(6)	31

Income (loss) before income taxes, gain from equity method investments, dilution gain and minority interest	(2,071)	(68)	(1,697)	147
Income tax expenses	—	—	—	—
Income (loss) before gain from equity method investments, dilution gain and minority interest	(2,071)	(68)	(1,697)	147

Gain from equity method investments, net	6	60	24	87
Dilution gain from equity method investment and consolidated subsidiary	—	—	76	423
Minority interest	(193)	34	135	351

Net income (loss)	$(2,258)	$26	$(1,462)	$1,008

Accretion of preferred shares	—	(444)	(434)	(1,984)
Net loss attributable to common shareholders	$(2,258)	$(418)	$(1,896)	$(976)

Loss per ADS - basic and diluted	$(0.18)	$(0.07)	$(0.36)	$(0.18)
ADSs used in computing loss per ADS - basic and diluted	12,288,494	5,690,928	5,208,000	5,329,724

Pixelplus Co., Ltd.

Consolidated Balance Sheets

(In thousands, except per ADS data)

(Unaudited)

	Mar. 31, 2006	Dec. 31, 2005
Assets
Cash and cash equivalents	11,992	31,954
Restricted cash	9,148	1,454
Accounts receivable, net	8,094	12,039
Inventories, net	14,358	8,964
Other current assets	2,600	1,417
Total current assets	46,192	55,828

Other non current assets	5,953	4,002

Total assets	$52,145	$59,830

Liabilities, minority interest and Shareholders’ equity
Trade accounts payable	9,451	10,869
Other accounts payable	904	1,292
Short-term borrowings	5,052	10,666
Other current liabilities	2,377	1,224
Total current liabilities	17,784	24,051

Long-term borrowings	483	665
Other non current liabilities	606	351
Total liabilities	18,873	25,067

Minority interest	1,012	844

Shareholders’ equity
Common stock	3,172	3,117
Additional paid-in capital	39,155	38,574
Accumulated other comprehensive loss	(140)	(103)
Accumulated deficit	(9,927)	(7,669)
Total Shareholders’ equity	32,260	33,919
Total liabilities, minority interest and Shareholders’ equity	$52,145	$59,830

The Company’s functional currency on a consolidated basis is the Korean won. The U.S. dollar amounts disclosed in the financial statements are presented solely for the convenience of the reader, and have been converted at the rate of 971.4 Korean won to one U.S. dollar, which is the noon buying rate of the U.S. Federal Reserve Bank of New York in effect on March 31, 2006. Such conversions should not be construed as representations that the Korean won amounts represent, have been, or could be, converted into, U.S. dollars at that or any other rate. Please note that the numbers specified for the fiscal year 2005 in the financial statements provided in the Company’s Form 20-F, which were converted at the rate of 1,010.0 Korean won to one U.S. dollar in effect on December 31, 2005, are different from the numbers specified for the fiscal year 2005 in the above financial statements.

Source: Pixelplus Co., Ltd.

Exhibit 99.3

Press Release

Pixelplus’ 1/11 Inch CIF Image Sensor, One of the Industry’s Smallest, is Featured in Mobile Devices of a Leading Japanese Mobile Phone Manufacturer

Tuesday June 27, 2006

SEOUL, South Korea, June 27 /PRNewswire-FirstCall/ — Pixelplus Co., Ltd. (Nasdaq: PXPL - News), a leading fabless semiconductor company in Korea that designs, develops and markets complementary metal oxide semiconductor (“CMOS”) image sensors for various imaging applications, announced today that the Company’s highly customized PO3010K common intermediate format (“CIF”) image sensor is featured in the mobile devices of one of the leading Japanese mobile phone manufacturers. This mobile phone manufacturer is a new end-customer of the Company that recently began incorporating the Company’s PO3010K CIF image sensor in its mobile phone products. Pixelplus furnishes the PO3010K CIF image sensor to a Japanese module maker, which then assembles and supplies the completed modules incorporating the PO3010K CIF image sensor to this mobile phone manufacturer.

Pixelplus’ PO3010K CIF image sensor, which incorporates an image signal processing engine to enhance overall image quality, is one of the industry’s smallest and most compact with an optical size of 1/11 inch.

Pixelplus developed the PO3010K CIF image sensor in response to the increasing demand for ultra compact camera modules embedded in mobile devices such as third generation (“3G”) mobile phones with dual camera functionality. The Company estimates that it will initially supply approximately 200,000 to 300,000 units of the PO3010K CIF image sensors to the Japanese module maker on a monthly basis, with such sales volume expected to increase gradually over the next six to twelve months. The Company also plans to supply its SXGA 1.3 megapixel CMOS image sensors to the Japanese module maker in the second half of 2006.

“The Company is very excited about these recent developments. Our PO3010K CIF image sensor featured in the mobile phone products of the Japanese mobile phone manufacturer reflects the Company’s continuing efforts to expand our international operations with world leading module makers and mobile phone companies,” said Dr. S.K. Lee, Chief Executive Officer of Pixelplus. “Looking forward, we intend to actively seek new design wins in the mobile and non-mobile applications markets and will work very closely with existing and potential customers on a worldwide basis to continue to develop our business and technologies in these markets.”

About Pixelplus Co., Ltd.

Pixelplus is a South Korea-based developer of high-performance, high-resolution and cost-effective CMOS image sensors for use primarily in mobile camera phones. In addition to mobile phones, Pixelplus provides CMOS image sensors for use in personal computer cameras and surveillance system applications.

As a fabless semiconductor company, Pixelplus is focused on creating proprietary design technologies to develop image sensors with sharp, colorful and enhanced image quality, size efficiency and low power consumption.

Forward Looking Statement

This press release contains certain statements, including statements regarding the performance, achievements and capabilities of and demand for Pixelplus’ PO3010K CMOS image sensor, that are not historical in nature but are “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue” or the negative of such words or other similar words. Pixelplus cautions readers that forward-looking statements are based on the Company’s current expectations, estimates and assumptions about our company and our industry, and are subject to a number of risks and uncertainties. These risks and uncertainties, which could cause the forward-looking statements and Pixelplus’ results to differ materially, include, without limitation: potential errors, design flaws or any other problems with the PO3010K CMOS image sensor; risks associated with building customer acceptance of and demand for the PO3010K CMOS image sensor; the development of the market for CMOS image sensors in the camera phone market, as well as in markets for other mobile applications incorporating image sensors; the rapid changes in technical requirements for camera phone products; competitive risks; as well as any other risks detailed from time to time in Pixelplus’ filings and reports to the U.S. Securities and Exchange Commission. Pixelplus expressly disclaims any obligation to update information contained in any forward-looking statement whether as a result of new information, future events or otherwise.

Contact:

Shane Y. Hong

Pixelplus Co., Ltd.

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, Republic of Korea

+82-31-600-5300

OR

Taylor Rafferty:

London - Erin Gordon at +44 (0)20 7614 2900

New York - Luis Severiano at +1 212 889 4350

Seoul - Min Kim at +82 (0)2 2000 5753

Tokyo - Yuhau Lin at +81 (0)3 5444 2730

Email pixelplus@taylor-rafferty.com

Source: Pixelplus Co., Ltd.

Exhibit 99.4

Press Release

Pixelplus Fortifies Its Sales and Marketing Organization in Its Subsidiary in China

Thursday June 29, 2006

SEOUL, South Korea, June 29 /PRNewswire-FirstCall/ — Pixelplus Co., Ltd. (Nasdaq: PXPL - News), a leading fabless semiconductor company in Korea that designs, develops and markets complementary metal oxide semiconductor (“CMOS”) image sensors for various imaging applications, today announced that the Company recently reorganized and engaged its new sales and marketing organization in Pixelplus Shanghai Co., Ltd. (“PSL”), the Company’s subsidiary in China. Specifically, the Company appointed a new head of sales and marketing at PSL and also hired two other senior Chinese sales and marketing personnel with considerable experience in working closely with clients and companies in China.

The Company made these changes at PSL to fortify its sales and marketing activities in China, a region which accounted for at least fifty percent (50%) of the Company’s revenues in 2005.

The knowledge and expertise that PSL’s new sales and marketing team possesses with respect to Chinese business culture and customs and local commercial practices have started to lead to favorable results for the Company. In particular, the recent changes at PSL have begun to trigger new and positive synergies by enabling the Company and PSL to work closely with existing customers, provide additional resources for customer support, and develop more open and effective communication with customers in China.

“Given the Company’s weaker-than-expected sales of our products to certain module assembly customers in the first half of 2006, I would like to highlight that strengthening our sales and marketing operations in China and improving the Company’s performance in that region represents one of our top priorities,” said Dr. S.K. Lee, Chief Executive Officer of Pixelplus. “The Company believes our recent changes at PSL will enable us to work effectively with Chinese module assembly and end-user customers on a consistent basis so that we can continue to penetrate and develop our business and technologies in the China market.”

In addition, the Company expects to hire a senior sales executive to lead its sales operations at Pixelplus Semiconductor, Inc., the Company’s subsidiary in Silicon Valley, California. This senior sales executive will be responsible for developing and managing the Company’s new and existing CMOS image sensor business in the United States and also in Europe.

About Pixelplus Co., Ltd.

Pixelplus is a South Korea-based developer of high-performance, high-resolution and cost-effective CMOS image sensors for use primarily in mobile camera phones. In addition to mobile phones, Pixelplus provides CMOS image sensors for use in personal computer cameras and surveillance system applications.

As a fabless semiconductor company, Pixelplus is focused on creating proprietary design technologies to develop image sensors with sharp, colorful and enhanced image quality, size efficiency and low power consumption.

Forward Looking Statement

This press release contains certain statements that are not historical in nature but are “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue” or the negative of such words or other similar words. Pixelplus cautions readers that forward-looking statements are based on the Company’s current expectations, estimates and assumptions about our company and our industry, and are subject to a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Investors are directed to Pixelplus’ reports and documents filed from time to time with the US Securities and Exchange Commission for a description of various factors that should be considered before investing in Pixelplus securities. These factors may cause Pixelplus’ results to differ materially from the forward-looking statements made in this release. The forward-looking statements speak only as of the date of this press release and Pixelplus assumes no duty or obligation to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Shane Y. Hong

Pixelplus Co., Ltd.

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, Republic of Korea

+82-31-600-5300

OR

Taylor Rafferty:

London - Erin Gordon at +44 (0)20 7614 2900

New York - Luis Severiano at +1 212 889 4350

Seoul - Min Kim at +82 (0)2 2000 5753

Tokyo - Yuhau Lin at +81 (0)3 5444 2730

Email pixelplus@taylor-rafferty.com

Source: Pixelplus Co., Ltd.